Seres Therapeutics, Inc.

101 Cambridgepark Drive

Cambridge, MA 02140

October 9, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seres Therapeutics, Inc.

Registration Statement on Form S-3

Filed October 1, 2024

File No. 333-282450

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Seres Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-282450) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on October 11, 2024 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Jennifer A. Yoon of Latham & Watkins LLP at (617) 880-4540 and that such effectiveness also be confirmed in writing.

Very truly yours,
Seres Therapeutics, Inc.
By:	/s/ Thomas J. DesRosier
Thomas J. DesRosier
Chief Legal Officer and Executive Vice President

cc:	Wesley C. Holmes, Latham & Watkins LLP

Jennifer A. Yoon, Latham & Watkins LLP